Filed Pursuant to Rule 253(g)(2)

File No. 024-11881

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 5 DATED APRIL 25, 2024

TO THE OFFERING CIRCULAR DATED MAY 18, 2023

This document supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated May 18, 2023, as filed by us with the Securities and Exchange Commission (the “SEC”) on that same date (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

New Share Price

Effective May 1, 2024, the purchase price per share of our common stock in this Offering is now $110/share, taking into account the increase in share value discussed below.

Determination of Offering Price

The Board of Directors reviews and approves a new share price twice each year. This new share price of $110/share reflects the Company’s valuation as of December 31, 2023. All current stockholders’ total stock value now equals the number of shares owned multiplied by this updated share price.

$110/share reflects a 2.8% increase over the June 30, 2023 stock price of $107/share.

The methodology used to determine this share price is consistent with our historical practice. Here is a synopsis for your review:

•	The Company obtains the equity value as reported on December 31, 2023 financial statements. This is reflected in the “Book / Cost Basis” column in the table below. However, we do not believe this represents the market value of our assets and we did further analysis to obtain a representative market value, detailed here.
•	For our owned real estate, our starting point for market value is based upon independent third-party appraisals and internally calculated valuations or “desk-top” valuations. This is the first time that we have completed desk-top valuations internally, using a program called CamoAg, a technology platform that we recently implemented for efficiency and cost savings. CamoAg provides comparable market data that enables us to prepare internal desktop appraisals, improving upon a process that we outsourced in the past. The data available in CamoAg covers a wider region and therefore it applies to more farms in our portfolio. Additionally, we can now consider any improvements made to the land when determining its value.
•	Given that we believe organic farmland is undervalued in most standard appraisals and comparable analysis, we add an Organic Premium of 5% for farms that are certified organic.
•	We believe the book value of the mortgages represents the current market value given our fixed-rate terms are limited in duration and most loans are subject to a floating rate after the initial fixed period. Additionally, we have included loss reserves in the book value as reported in our financials to capture principal repayment risks.
•	After compiling a market asset value, our board also added a 10% operating company premium. The premium is based, among many things, on:

o	diversification value of a corporate portfolio,
o	our track record of selecting farmland tenants,
o	business relationships that we have developed with generations of farmers, farmer associations, and farmer cooperatives,
o	our growth potential,
o	our history of innovation in conservation finance and the impact investing space,
o	our scalability as a decentralized entity in the high growth organic market, and
o	future earnings potential and economic efficiencies of our REIT structure.

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The table below outlines various steps and figures associated with our Board-approved valuation of $110 per share (fully diluted) for this Offering.

The figures in the table below are as of the June 30, 2023 valuation and this December 31, 2023 valuation.

		December 31, 2023 Valuation
	June 30, 2023 Market Valuation	Book / Cost Basis	Fair Market Value
Investments in Farmland (1)	$84,520,651	$65,842,633	$93,004,737
Investments in Farmland Mortgages (2)	27,690,850	29,128,711	29,128,711
Cash	5,281,727	551,753	551,753
Receivables and Accrued	1,245,117	1,605,636	1,605,636
Other	65,769	415,999	415,999
Total Assets	$118,804,114	$97,544,732	$124,706,836

Total Liabilities	$25,357,826	$25,578,954	$25,578,954

Equity Value	$93,446,288	$71,965,778	$99,127,882

Shares Outstanding	961,569.380	990,139.051	990,139.051

Equity Value per Share	$97	$73	$100

Equity Value per Share (diluted) (3)	$97	$73	$100

Operating Company Premium (4)	$9,344,629	$9,912,788
Adjusted Equity Value (5)	$102,790,917	$109,040,670
Adj. Equity Value per Share	$107	$110
Adj. Equity Value per Share (diluted)	$107	$110

Note:

(1)	The organic premium is captured on an individual property basis within these values and is only applied to certified organic farms.
(2)	Book basis net of allowances for loan losses and reflects estimated market value. Includes lines of credit.
(3)	Diluted share count reflects the effects of option dilution on the value per share calculation.
(4)	Reflects the 10% operating company premium applied to the equity value.
(5)	Equals Equity Value plus operating company premium.

Important Note Regarding this Determination of Share Price

Please note that our Board of Directors has determined the share price on the basis outlined herein. This price, while based on management’s best estimate of the market value of our assets, and consistent with our recent valuation practices, may not bear any relationship to what our assets or shares would sell for in an open market or in the event of a liquidation. There is generally no public market for our shares. Because the share price is not based upon any public market valuation, the price may be different than the proceeds that you would receive upon liquidation or a resale of your shares if they were to be listed on an exchange or actively traded by broker-dealers.

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We update our share price twice per year, typically in the fall and the spring. It is our belief that this will allow current stockholders to maintain a more precise valuation of their holdings and will allow us to ensure that our offering, stock redemptions, and dividend reinvestment terms are all more accurate and up to date.

Our Use of this Share Valuation

The recently approved share price is also used for our Dividend Reinvestment Program (the “DRIP”) and to determine the repurchase price of shares under our Stock Redemption Program, at such time that the Company offers to redeem shares under that program.

Amended and Restated Stock Redemption Program

On April 24, 2024, our Board amended and restated our Stock Redemption Program in order to ease administrative burdens, align with best practices, and provide for increased total annual redemptions (from 5% to now 6% total per year) and quarterly (rather than semi-annual) redemption periods.

Purpose: The program is intended to provide some limited liquidity for our stockholders. Without the Stock Redemption Program, our stockholders would generally be required to hold their shares of common stock for an indefinite time period because (i) there is no established trading market for the shares; (ii) we do not anticipate that a secondary trading market for the shares will develop; and (iii) we do not have a pre-established liquidation date or other established liquidity event (such as listing the shares on a securities exchange, merger with a publicly traded company, or sale in a privately negotiated transaction).

Eligible Shares: The Stock Redemption Program is open to all stockholders. Stockholders must have held the shares of common stock to be redeemed for at least five years to redeem such shares in the Stock Redemption Program. Stockholders must redeem a minimum of 100 shares of common stock to participate in the Stock Redemption Program; provided that if a stockholder owns less than 100 shares, the stockholder may participate if the stockholder redeems all of the shares then owned by the stockholder.

Prior to February 22, 2019 (the date of adoption of the initial Stock Redemption Program), the Company’s policy was that solely for the purposes of determining redemption eligibility, subsequent purchases of Company stock were considered purchased as of the earliest date of any stock purchased by that stockholder. Upon adoption of the Company’s Stock Redemption Program on February 22, 2019, the Company ended this policy for all shares purchased after February 22, 2019. For the avoidance of doubt, shares purchased in this Offering are subject to the full five-year holding period from the date of the instant purchase, irrespective of whether the purchasing stockholder has previously purchased shares of the Company. Any shares received as a result of reinvestment of dividends from the Company are, for redemption eligibility purposes only, considered purchased as of date the original shares were purchased.

Redemption Periods: There will be four redemption periods every 12 months, each running for a three-month period: January 16-April 15, April 16-July 15, July 16-October 15, and October 16-January 15. Stockholders may withdraw a request for redemption at any time in writing delivered to the Company at least 10 calendar days prior to the end of the applicable redemption period.

The Company will issue payments for redeemed shares within three business days after the end of the applicable redemption period, or up to five business days where there is an oversubscription in a given redemption period. All shares of common stock redeemed by the Company through the Stock Redemption Program will be immediately cancelled and returned to the status of authorized but unissued shares.

Number of Shares Repurchased: The number of shares to be repurchased by us during each redemption period will not be more than 1.5% (or approximately 6% annually) of the number of shares of common stock of the Company outstanding as of the first day of the applicable redemption period. If the volume limitation is reached in any given redemption period, we will make redemptions under the Stock Redemption Program on a pro rata basis. A stockholder whose entire redemption request is not honored will automatically be considered to have made a redemption request for the remaining shares in the subsequent redemption period, subject to their right to withdraw such a request.

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Repurchase Price: The repurchase price of the shares under the Stock Redemption Program will be based on the current board-approved price for shares of our common stock at the time of redemption. The Company currently reviews and announces a new share offering price twice a year, typically in late April and late October, although the timing and pace of such share price changes may be altered in the future. At no time will the repurchase price exceed the current board-approved price. The repurchase price will be the same for all shares redeemed during a given redemption period and the repurchase price will be paid in cash.

Material Disclosures: All material information relating to our Stock Redemption Program will be fully and timely disclosed (i) to our stockholders and (ii) in our offering materials. Modifications, suspensions, or terminations of the Stock Redemption Program will be promptly disclosed in a Current Reports filed with the SEC, and stockholders will be notified in writing at least 30 days prior to the effective date of the modification, suspension, or termination. We will not solicit redemptions under the Stock Redemption Program other than through disclosure in our offering materials and Current Reports filed with the SEC disclosing the terms of the Stock Redemption Program, and through further communications as necessary to announce a modification to, or suspension or termination of, the program. Stockholders desiring to submit for redemption all or a portion of their shares of common stock will do so of their own volition and not at the behest of, invitation or encouragement of the Company. The role of the Company in effectuating redemptions under the Stock Redemption Program will be ministerial.

No Market: We are structured as a perpetual-life entity and have no current intention to list our shares of common stock on an exchange or other trading market. No established regular trading market for our shares of common stock currently exists. Our Stock Redemption Program will be amended or terminated if our shares of common stock are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for shares of our common stock develops.

Role of the Board of Directors: A determination by the Board of Directors to terminate, amend, or suspend the Stock Redemption Program will require the affirmative vote of a majority of the members of the Board.

Additional Compliance: The stock redemption plan is intended to allow us to make repurchases of shares of our common stock in a manner that such redemptions do not constitute an issuer tender offer subject to the Exchange Act Rule 13e-4. Furthermore, the stock redemption plan is also intended to be exempt from Rule 102 of Regulation M to permit us to repurchase shares of our common stock while we are engaged in a distribution of shares of common stock. We intend to take action as requested by the SEC to be in conformity with the foregoing.

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EXHIBITS

2.1*	Certificate of Incorporation of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2(a) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
2.2*	Certificate of Amendment of Certificate of Incorporation of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2.3 to the Company’s Semi-Annual Report on Form 1-SA filed September 28, 2021)
2.3*	Certificate of Amendment of Certificate of Incorporation of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2.5 to the Company’s Current Report on SEC Form 1-U filed October 20, 2023).
2.4*	Bylaws of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2(b) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
3.1*	Stock Redemption Program dated April 24, 2024 (incorporated by reference to Exhibit 9.1 to the Company’s Form 1-U filed April 25, 2024)
3.2*	Dividend Reinvestment Plan (incorporated by reference to Exhibit 3.1 to the Company’s Semi-Annual Report filed September 28, 2020)
3.3*	Form of Series IV Soil Restoration Note (incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 1-K filed April 29, 2022)
3.4*	Form of Rooted in Regeneration Note (incorporated by reference to Exhibit 9.2 to the Company’s Form 1-U filed April 25, 2024)
4.1*	Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A filed May 17, 2022)
6.1*	Stock Option Agreement – David Miller (incorporated by reference to Exhibit 6(ii) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.2*	Agreement for Certified B Corporations and Iroquois Valley's Public B-Lab Profile (incorporated by reference to Exhibit 6(xiv) to the Company’s Offering Statement on Form 1-A/A filed July 10, 2020)
6.3*	Promissory Note for Line of Credit – Compeer Financial (incorporated by reference to Exhibit 6(vi) to the Company’s Annual Report on Form 1-K filed April 30, 2021)
6.4*	Promissory Note for Line of Credit – First Midwest Bank (incorporated by reference to Exhibit 6(viii) to the Company’s Annual Report on Form 1-K filed April 30, 2021)
6.5*	Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 6.5 to the Company’s Supplement on Form 253g2 filed June 9, 2022)
6.6*	2023 Equity Incentive Plan (incorporated by reference to Exhibit 3.4 to the Company’s Supplement on Form 253g2 filed October 18, 2023)
11.1*	Consent of Plante & Moran, PLLC
11.2*	Consent of Gundzik Gundzik Heeger LLP (included in Exhibit 12.1)
12.1*	Opinion Regarding Legality and Consent of Gundzik Gundzik Heeger LLP

* Filed previously

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